SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Exhibit Index is on page 3

SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 1, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
		Name:	Tor F. Johansen
		Title:	President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated April 1, 2005.	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973.

Exhibit Index is on page 3

PRESS RELEASE

April 1, 2005

Changes in Eksportfinans’ management

Effective from April 1, 2005, Cecilie Haarseth enters the Management Team at Eksportfinans ASA, responsible for accounting and control. She replaces Kjell Danielsen, who in future will be in charge of special projects related to international accounting standards and capital regulations.

Cecilie Haarseth has been with Eksportfinans since 1986. She has a Master of Management degree from the Norwegian Business School BI.

Following this, the Management Team at Eksportfinans will consist of President and CEO Tor F. Johansen, Export lending Director Arnulf V. Arnøy, Finance Director Olav Tore Breilid, Managing Director at Kommunekreditt Norge AS, Bjarne Jensen, and Director Cecilie Haarseth. In addition, Legal Council Jens Olav Feiring, IT and Administration Director Ole-Jacob Lund and Head of Information Elise will report to the President and CEO.

New Board member

At the ordinary General Assembly of Eksportfinans on March 31, 2005, Director Leif Johan Laugen from Fokus Bank ASA in Trondheim was elected as a new Board member at Eksportfinans ASA. He replaces President and CEO Thomas Borgen of Fokus Bank ASA, who had declined re-election.

Leif Johan Laugen is 43 years old, and lives in Trondheim. He has held different management positions at Fokus Bank since 2001, and takes over the position as Director in charge of finance, accounting and risk management in 2004. He has previous work experience from Pareto Securities, BNbank and Sparebankkreditt.

Besides Mr. Laugen, the Board of Eksportfinans now consists of Chairman Erik Borgen from DnB NOR Bank ASA, Deputy Chairman Baard Syrrist from Nordea Bank Norge ASA, Live Haukvik Aker from Goodtech ASA, Bodil P. Hollingsæter from Romsdals Fellesbank ASA, Cato A. Holmsen from FSN Capital Partners AS, Gunvor Ulstein from Ulstein Mekaniske Verksted Holding ASA and Eksportfinans’ President and CEO Tor F. Johansen.

Contact persons:
President and CEO Tor F. Johansen, ph: 22 01 22 30, tj@eksportfinans.no
Head of Information Elise Lindbæk, ph: 90 51 82 50, el@eksportfinans.no

Exhibit Index is on page 3